Management Report: 2019

James Bay Distillers, Ltd.
For the period ended December 31, 2019



Contents:

Profit & Loss Statement

Balance Sheet

Statement of Cash Flows

Notes to Financial Statements, with Equity Statement included in Notes

Prepared on
September 25, 2020

James Bay Distillers, Ltd.

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
40000 Sales	12,581.79
Total Income	**$12,581.79**
Cost of Goods Sold	**$37,706.35**
GROSS PROFIT	$ -25,124.56
Expenses	$163,061.73
NET OPERATING INCOME	$ -188,186.29
Other Income	$26.82
Other Expenses	
Amortization Expense	64.00
Depreciation expense	174,525.00
Total Other Expenses	**$174,589.00**
NET OTHER INCOME	$ -174,562.18
NET INCOME	$ -362,748.47

James Bay Distillers, Ltd.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$49,477.54
Accounts Receivable	$0.00
Other Current Assets	$19,241.99
Total Current Assets	$68,719.53
Fixed Assets	$14,596.68
TOTAL ASSETS	$83,316.21
LIABILITIES AND EQUITY	
Liabilities	
Equity	$0.00
	$83,316.21
TOTAL LIABILITIES AND EQUITY	$83,316.21

James Bay Distillers, Ltd.
STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-362,748.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
13020 Inventories:Bottled Spirit	-4,972.43
13040 Inventories:Bulk/barreled Spirit	8,119.88
13050 Inventories:Retail Items Inventory	-2,491.91
13080 Inventories:Supplies	-7,536.43
Patents and Trademarks:Accumulated Amortization	64.00
20000 Accounts Payable	-12,513.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-19,330.25
Net cash provided by operating activities	**$ -382,078.72**
INVESTING ACTIVITIES	
15300 Plant, Property & Equipment:Distillation & Distillery Equipment	-8,723.35
15550 Plant, Property & Equipment:Leasehold Improvements	-42,801.94
15700 Plant, Property & Equipment:Signs & Labels	10,233.35
15800 Patents and Trademarks	-5,718.45
15999 Plant, Property & Equipment:Accumulated Depreciation	174,525.00
Net cash provided by investing activities	**$127,514.61**
FINANCING ACTIVITIES	**$93,726.85**
NET CASH INCREASE FOR PERIOD	**$ -160,837.26**
Cash at beginning of period	210,314.80
CASH AT END OF PERIOD	**$49,477.54**

CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2019

	Common Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	$ Amount	$ Amount	$ Amount	$ Amount
Beginning Balance (inception)	-	$0.00	$ -	$ -	$ -
$ Contributions	14,055.2	$ 702,761.11	-	-	$702,761.11
Net Income	-	-	-	($256,696.43)	
Ending Balance (31 December 2019)	14,055.2	$ 702,761.11	-	($256,696.43)	$83,316.21

Notes to Financial Statements

Summary of Significant Accounting Policies

The Company

James Bay Distillers, Ltd. (the "Company") was incorporated in the State of Virginia in February 2014. The Company distills and produces whiskies and gins from its manufacturing site in Everett, WA. The Company registered in Washington State in 2017. The company is registered also in British Columbia, Canada (since 2016) which provides BC permission for the US company to act in BC. There is no separate company in Canada.

The Company started and continues with the mission to produce super-premium, top-shelf competitive whiskies and gins. The company does not produce discount products.

Going Concern

Since Inception, the Company has relied on funds from owners and investors as well as revenue to fund its operations. As of the close of this period the Company will likely incur losses prior to generating positive working capital, due to the capital-intensive nature of distilling and the unanticipated worldwide pandemic. These matters may raise concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, to increase sales through distribution as well as the Company's ability to achieve additional domestic and export clients. The company has refined its manufacturing process leading to improved scales of economy and reduction in manufacturing time per product.

Equity Statement

The fully-paid in Capital at December 31, 2019 was $702,761.11 USD.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). These statements are prepared using Intuit Software and data input from the CPA firm of Moss Adams.

Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions

may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice.

Factoring Agreements

During the period of this report, the Company has investigated accounts receivable factoring agreements for export sales with Export Import Bank in anticipation of export sales. There have been no factoring transactions to date.

Inventory

Inventories are stated at cost.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Intangible Assets

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1

- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3

- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institutions used by the company are financially sound and the risk of loss is low.

Income Taxes

The Company is a C Corporation for federal income tax purposes. Income taxes are calculated by the accounting firm Moss Adams (www.MossAdams.com) and reviewed by the Company prior to annual filing.

Capital Gains Taxes

The Company is compliant with IRS Tax Code Section 1202 and barring any unforeseen events or changes in IRS rulings, and assuming that all shareholders will have met the standards of the 1202 shares sale tests at the time of exit or acquisiton, the sale of shares will be free of capital gains taxes for shareholders.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue for the period of the report is in the relevant tables, above.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Convertible Notes

The Company has not issued any promissory notes.

Equity: Common Stock

The Company has authorized 65,000 shares of its common stock with a sale value of $50.00/each. There is no other class of shares.

Line of Credit and Debt

The Company does not maintain a line of credit. The company has no debt.

Note Payable – Related Party

There are no notes payable. The company has held a lease arrangement with Paine Field/Snohomish County since January 2018. That lease will cover a period of five years.

Subsequent Events

The Company has evaluated events through the period of this report, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.